UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	The Appeals Committee's approval regarding use of Pond 5 in Rotem

Item 1

The Appeals Committee's approval regarding use of Pond 5 in Rotem

Further to Note 6 in the Company’s financial statements for the second quarter of 2018, the Company hereby reports that on October 24, 2018, the Planning and Building Appeals Committee - Southern District decided to approve the use of a “relief” relating to the provisions of the plan currently applying to pond 5 at the plant of subsidiary Rotem Amfert (“Rotem”), with respect to both sections of the pond (the northern section and the southern section), in force until December 31, 2018. Building and usage permits for pond 5 as a whole are expected to be issued in early November 2018, subject to the Company meeting all permit requirements.

The Appeals Committee's decision was rendered following the District Court's decision according to which, the Appeals Committee should reconsider its decision dated March 25, 2018, and in accordance with a settlement agreement attained between Adam Teva V’Din (“ATD”) and Rotem within the framework of an administrative petition filed by ATD on May 16, 2018, and which was affirmed as a court judgment, as aforementioned.

The Company intends to submit, in the near future an application for building and usage permits for the pond, which would be used for continued receipt of the phosphogypsum water produced at Rotem’s plant, also during the period beginning on January 1, 2021, all in accordance with all requirements prescribed by law and\or the instructions of the Planning Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: October 24, 2018